

November 18, 2010

Via U.S. Mail and Fax (435) 636-0817
Mr. Brian E. Rodriguez
Chief Financial Officer
America West Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

> Re: **America West Resources, Inc.**
>   **Form 10-K for Fiscal Year ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 000-19620**

Dear Mr. Rodriguez:

We have reviewed your response letter dated October 29, 2010 as well as your filing and have the following comments. As noted in our comment letter dated September 28, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 2. Description of Property, page 17

The current state of development of the property, pages 20-21

1.   We note your response to prior comment 5 requesting that you show proven reserves segregated from probable reserves within your disclosure and that you add information regarding your coal quality. While we understand the information is included in the

technical document, it should also appear in your annual filing. Please revise accordingly.

2.   We note your response to prior comment 6 regarding your proven and probable reserves and their legal, economic, and technical feasibility. Please include the definition of drill hole spacing which you relied upon in determining your proven and probable reserves.

3.   We note that you have not complied with prior comment 7, in which we asked that you include a map with your property disclosures. Please review the guidance in our prior comment and add a map with the various features described to your filing.

Item 3. Legal Proceedings, pages 23-24

4.   We have read the information submitted with your response to prior comment 8, regarding your safety program and performance statistics. Please include the explanation and statistical information include with your reply in your disclosures.

Item 7. MD&A and Results of Operations and Financial Condition, page 27

Overview, page 27

5.   We understand from your response to prior comment 9 that you would prefer not to disclose the identity of your significant customers as you consider this information to be proprietary and confidential. We are not able to waive the disclosure requirements in Item 101(c)(1)(vii) of Regulation S-K and therefore ask that you comply with your reporting obligations. You may read the guidance in Staff Legal Bulletin No. 1 (CF), § II.B.2., available on our website at http://www.sec.gov/interps/legal/slbcf1.txt if you require further clarification or guidance. We reissue prior comment 9.

Liquidity and Capital Resources, page 30

6.   We have read your proposed disclosure in response to prior comment 10, in which we asked that you expound on your significant working capital needs for 2010 and that you provide a discussion of your sources and uses of cash. As you may know, the discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements, but as FRC § 501.13.b directs, this discussion "should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows." Please comply with this guidance.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact

Ken Shuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief